

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2015

Via E-mail
David Breier
President
Computron, Inc.
1 East Bedell St.
Freeport, NY 11520

      Re: Computron, Inc.
              Amendment No. 4 to Registration Statement on Form S-1
              Filed February 13, 2015
              File No. 333-199965

Dear Mr. Breier:

      We have reviewed your amended registration statement and have the following comment.

Financial Statements, page 30

1.   We note that your most recently completed fiscal year end was December 31, 2014. Please provide updated audited financial statements and revise related disclosures throughout the filing. Refer to Rules 8-02 and 8-08(b) of Regulation S-X. Ensure that the consent of the independent registered public accounting firm is updated.

      You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

                        Sincerely,

                        /s/ Barbara C. Jacobs

                        Barbara C. Jacobs
                        Assistant Director

cc: Via E-Mail
        William Robinson Eilers, Esq.
        Eilers Law Group, PA